UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): January 2, 2020

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 234, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Offering Supplement Filed

On January 2, 2020, Iroquois Valley Farmland REIT, PBC (the “Company”) filed its Supplement No. 1 to its Regulation A+ Offering Circular dated April 25, 2019. That Offering Supplement No. 1 is available here, and incorporated by reference.

The Offering Supplement No. 1 relates to a number of matters, including but limited to:

1)	An update to the status of the Company’s current Regulation A+ Tier 2 Offering;
2)	An updated list of the Company’s assets;
3)	Updated information regarding the Company’s Board of Directors, including biographies and additional information regarding new directors;
4)	An update on the Company’s 2019 Redemption, which closed on December 10, 2019. Of the 3,501 shares of common stock offered for redemption by the Company, 2,857.354 shares were redeemed;
5)	An update on the Company’s Soil Note Restoration (SRN) private offering, pursuant to SEC Regulation D, 506(c). Although the initial maximum for the SRN offering was $5,000,000, due to larger than anticipated interest the Company has elected to accept over-subscriptions, and closed the SRN offering on December 10, 2019 with a total of $6,100,000 in subscriptions.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A/A dated April 26, 2019, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Mark D. Schindel
Mark D. Schindel
Chief Financial Officer

Date: January 3, 2020

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